File Number 082-02819


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

09 March 2005


05006696

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2005
WASH. D.C.
185
SECTION

Gemma Knowles
Company Secretarial Assistant

Encl.

Announcement Body Information:

Further to the Company's announcement on 20 January 2005 regarding the appointment of Tony Wray to the Plc Board as Managing Director of Severn Trent Water with effect from 7 March 2005, it should be noted that there are no additional disclosures required to be made in accordance with the UKLA Listing Rules.

www.severntrent.com